
                                                               -------------------------
                                                                      OMB APPROVAL
                                                               -------------------------
                                                               OMB Number:     3235-0145
                                  UNITED STATES                Expires: October 31, 1994
                       SECURITIES AND EXCHANGE COMMISSION      Estimated average burden
                             WASHINGTON, D.C. 20549            hours per form......14.90

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                         (Amendment No._____________)*


                        Glas-Aire Industries Group Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Voting Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   758847107
                  --------------------------------------------
                                 (CUSIP Number)

                                James F. Koehler
                       Gallagher, Sharp, Fulton & Norman
          1501 Euclid Ave., 7th Fl., Cleveland, OH 44115, 216-241-5310
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 16, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP No.    758847107                              Page    2    of   9    Pages
          -----------------                              -------    ------
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Regency Affiliates, Inc.      72-0888772
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

      AF

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

--------------------------------------------------------------------------------
                    7  SOLE VOTING POWER
   NUMBER OF
                       516,915
    SHARES         -------------------------------------------------------------
                    8  SHARED VOTING POWER
 BENEFICIALLY

   OWNED BY        -------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER
     EACH

   REPORTING           516,915

    PERSON         -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
     WITH

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         516,915

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         35.7%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 OF 9
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

         This original Schedule 13D statement (the "Schedule") is filed on behalf of Regency Affiliates, Inc. ("Regency") and its wholly-owned subsidiary, Speed.com, Inc. ("Speed.com") as the reporting persons hereunder, relative to the acquisition by Speed.com of certain common and preferred stock issued by Glas-Aire Industries Group Ltd. Neither Regency nor Speed.com has made any previous filings on Schedule 13D.


ITEM 1.  SECURITY AND ISSUER.

         This Schedule relates to the voting common stock, $0.01 par value, of Glas-Aire Industries Group Ltd. ("Glas-Aire"). Glas-Aire maintains its principal executive offices at 3137 Grandview Highway, Vancouver, BC V5M 2E9.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule is being filed by Regency Affiliates, Inc. and its wholly-owned subsidiary, Speed.com, Inc., both Delaware corporations. Speed.com was organized in connection with the closing on April 16, 1999 of a Contract for the Purchase and Sale of Securities dated April 14, 1999 between William R. Ponsoldt, as agent for Speed.com, and Edward Ting (the "Stock Purchase Agreement"). Speed.com was formed by Statesman Group, Inc., a controlling shareholder of Regency, for the purpose of acquiring and holding the securities acquired pursuant to the Stock Purchase Agreement, and otherwise. Statesman is an international business corporation organized under the laws of the Bahamas. Statesman's principal business is the making of investments in the United
States and elsewhere. Speed.com is currently a holding company for the securities acquired. Effective April 23, 1999, all of the issued and outstanding shares of Speed.com were acquired by Regency Affiliates, Inc., a reporting company under the Securities Exchange Act of 1934. The principal business and principal offices of both Speed.com and Regency are located at 729 South Federal Highway, Suite 307, Stuart, Florida 34994 (telephone:
561-220-7662).

         Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of Speed.com, and the person controlling Speed.com (collectively the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

                                     3 of 9


====================================================================================================================================
          Name                  Position w/                 Business                     Name of           Nature of    Citzenship
                                  Regency                   Address                     Employer           Business
====================================================================================================================================
William R. Ponsoldt, Sr.      President, CEO,        729 South Federal Hwy.              Regency          Diversified      U.S.
                               Chairman and a              Suite 307                Affiliates, Inc.        Company
                                  Director           Stuart, Florida 34994
------------------------------------------------------------------------------------------------------------------------------------
    Stephanie Carey               Director              West Bay Street                  Bradley          Investment      Bahamas
                                                        P.O. Box CB10985               Management           Manager
                                                        Nassau, Bahamas              (Bahamas) Ltd.
------------------------------------------------------------------------------------------------------------------------------------
   Martin J. Craffey              Director             58 Mainsail Drive              Self-Employed       Real Estate      U.S.
                                                   Patchogue, New York 11772                                Broker
------------------------------------------------------------------------------------------------------------------------------------
    Larry J. Horbach              Director          1869 South 120th Street          Gateway Energy       Oil and Gas      U.S.
                                                     Omaha, Nebraska 68144                Corp.
------------------------------------------------------------------------------------------------------------------------------------
William R. Ponsoldt, Jr.          Director          770 S.W. Lighthouse Dr.          Warner, Fox, et    Legal Profess.     U.S.
                                                    Palm City, Florida 34990         al., attorneys          Assn.
------------------------------------------------------------------------------------------------------------------------------------
  Pamlyn Kelly, Ph.D.             Director            10 Winged Foot Drive           Human Resource      Psychological     U.S.
                                                    Novato, California 94949            Concepts           Practice
------------------------------------------------------------------------------------------------------------------------------------
    Fredric R. Lowe               Director        1345 Avenue of the Americas         Smith, Barney       Investments      U.S.
                                                           21st Floor
                                                    New York, New York 10105
------------------------------------------------------------------------------------------------------------------------------------
    Douglas F. Long           Chief Financial     13377 S. Indian River Drive            Regency          Diversified      U.S.
                                  Officer            Jensen Beach, FL 34957         Affiliates, Inc.        Company
------------------------------------------------------------------------------------------------------------------------------------
    Eunice M. Antosh             Secretary            802 County Road "N"                Regency          Diversified      U.S.
                                                     Yutan, Nebraska 68073          Affiliates, Inc.        Company
------------------------------------------------------------------------------------------------------------------------------------


                                     4 of 9



          Name                  Position w/                 Business                     Name of           Nature of    Citzenship
                              Speed.Com, Inc.               Address                     Employer           Business
====================================================================================================================================
William R. Ponsoldt, Sr.       President and         729 South Federal Hwy.              Regency          Diversified      U.S.
                                  Director                 Suite 307                Affiliates, Inc.        Company
                                                     Stuart, Florida 34994
------------------------------------------------------------------------------------------------------------------------------------
    Jacqueline Teske             Secretary           729 South Federal Hwy.              Regency          Diversified      U.S.
                                                           Suite 307                Affiliates, Inc.        Company
                                                       Stuart, Florida 34994
------------------------------------------------------------------------------------------------------------------------------------



                                     5 of 9

         Regency Affiliates, Inc. is the sole shareholder and controlling person of Speed.com. Regency has the sole right to control the disposition of and vote the Glas-Aire securities acquired by Speed.com.

         During the last five (5) years, neither Speed.com nor any Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         At the closing of the Stock Purchase Agreement on April 16, 1999, 513,915 shares of Glas-Aire's $0.01 par value common stock were delivered to Speed.com. The consideration exchanged for the securities of Glas-Aire was cash in the amount of $1,213,000 and a promissory note in the amount of $650,000, due January 1, 2000 and carrying interest at the rate of 7.5% per annum, secured by a pledge of 200,000 shares of Glas-Aire $0.01 par value common stock. A copy of the Stock Purchase Agreement between Speed.com and Mr. Ting is filed herewith as Exhibit A. The cash in the amount of $1,213,000 was borrowed from National Trust Company, an affiliate of Statesman Group, Inc., on an unsecured basis, and is due on demand.


ITEM 4.  PURPOSE OF TRANSACTION.

         The transaction described herein was undertaken for the purpose of acquiring control of Glas-Aire as provided for in the Stock Purchase Agreement.

         Pursuant to the instructions for items (a) through (j) of Item 4, Speed.com has plans as follows:

                  (a) As set forth in Item 3 of this Schedule, Speed.com has acquired 516,915 shares of Glas-Aire's $.01 p.v. common stock. As set forth in Item 2 of this Schedule, all of the issued and outstanding shares of Speed.com were acquired by Regency Affiliates, Inc. as of April 22, 1999. Regency and Speed.com are considering the acquisition of additional securities of Glas-Aire, the issuer, but have no present plans or proposals to do so.

                  (b) Regency and Speed.com are considering, but have no present plans or proposals to merge Speed.com with or into Glas-Aire, or effect a liquidation or reorganization of Glas-Aire or any of its subsidiaries. Regency and Speed.com are considering, but have no present plans or proposals to cause Glas-Aire to enter into extraordinary corporate transactions such as mergers in order to effect the acquisition of operating companies of Glas-Aire.


                                     6 of 9

                  (c) Regency and Speed.com may consider, but have no present plans or proposals to cause a sale or transfer of a material amount of assets of Glas-Aire or any of its subsidiaries.

                  (d) Speed.com plans to exercise its voting rights to control and elect a majority of the members of Glas-Aire's Board of Directors. On April 16, 1999, Speed.com designated two (2) persons to fill vacancies on the seven (7) member Board of Directors of Glas-Aire. Speed.com appointed William R. Ponsoldt, Sr. and Marc Baldinger to fill the vacancies until their successors are duly elected and qualified. Speed.com plans and intends on naming three (3) additional directors to fill vacancies on the seven (7) member Board of Directors of Glas-Aire.

                  (e) Regency and Speed.com may consider, but have no present plans or proposals to cause a material change in the capitalization Glas-Aire. Regency and Speed.com intend to alter the dividend policy of Glas-Aire by exerting their influence against the declaration and payment of dividends.

                  (f) Regency and Speed.com may consider, but have no present plans or proposals to make any other material change to the business or corporate structure of Glas-Aire.

                  (g) Regency and Speed.com may consider, but have no present plans or proposals to change Glas-Aire's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Glas-Aire by any person.

                  (h) Regency and Speed.com may consider, but have no present plans or proposals for causing the common stock of Glas-Aire to be delisted from NASDAQ.

                  (i) Regency and Speed.com may consider, but have no present plans or proposals relating to a class of securities of Glas-Aire becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Securities Exchange Act of 1934.

                  (j) Except as set forth above, neither Speed.com nor any Instruction C Person has any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


                                     7 of 9

                  (a) As of the close of business on April 16, 1999, Speed.com beneficially owned 516,915 shares (or approximately 35.7% of the outstanding shares) of Glas-Aire's $0.01 par value common stock as follows:

         Holder                               Number of Shares
         ------                               ----------------

         Speed.com, Inc.                             516,915
                                                     -------
         Total                                       516,915


                  (b) No Instruction C Person owns any common or preferred shares of Glas-Aire. Regency and Speed.com have sole power to vote or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 516,915 common shares of Glas-Aire held by Speed.com.

                  (c) As of April 16, 1999, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Glas-Aire equity securities had been engaged in by Regency or Speed.com, by their directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities, except that on April 14, 1999 Speed.com purchased 2,000 shares of Glas-Aire common stock and on April 16, 1999 Speed.com purchased an additional 1,000 shares, both on the open market.

                  (d) To the best knowledge and belief of the undersigned, no person other than Speed.com and Regency has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer, except that Craig Grossman became entitled to a finder's fee equal to $37,260, plus 15,000 shares of the common stock of Glas-Aire, and Mr. Grossman also entered into an understanding to negotiate and execute a Consulting Agreement specifying compensation of $40,000 per year for a minimum term of one year, and upon other terms yet to be negotiated, and the parties to the Stock Purchase Agreement entered into the pledge described in Item 3 of this Schedule 13D.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  A. Contract for the Purchase and Sale of Securities dated April 14, 1999 between William R. Ponsoldt, as agent for Speed.com, and Edward Ting.


                                     8 of 9

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Regency Affiliates, Inc.


   April 26, 1999                                /s/ William R. Ponsoldt, Pres.
----------------------                           ------------------------------
         Date                                    Signature




                                           Speed.com, Inc.


   April 26, 1999                                /s/ William R. Ponsoldt, Pres.
----------------------                           ------------------------------
         Date                                    Signature


                                     9 of 9

                                                                       Exhibit A


                CONTRACT FOR THE PURCHASE AND SALE OF SECURITIES


SELLER: Edward Ting and other individuals or entities under Mr. Ting's control.

BUYER: William R. Ponsoldt or his assigns.

NUMBER OF SHARES: 513,915 Common Stock (the "Shares") of Glas Aire Industries Group Ltd. (the "Company").

PURCHASE PRICE: $1,863,000

Terms:

      1. $650,000 Note due January 1, 2000 @ 7.5% interest. Principal and interest due on due date.
      2. Cash of $1,213,000 upon closing.
      3. Closing date no later than April 22, 1999
      4. Faxcimile signatures are acceptable to both the Buyer and the Seller.

Buyers' conditions:

      1. Shares are unregistered, freely transferable in a private transaction and are not encumbered in any way.
      2. Dividends payable by the Company will accrue to the Buyer.
      3. Seller will cause the board of directors to be reconstituted to include seven (7) board members and nominate new members as directed by Buyer concurrent with closing.
      4. Closing contingent on Buyer's review and approval of the business the Company in all respects with such due diligence conducted before April 20, 1999.

Sellers' conditions:

     1. Note to be colateralized by 212,331 (one certificate) Shares and held in escrow for the benefit of Seller.
     2. $100,000 cash be deposited in Sellers' account as a good faith deposit. Deposit will be immediately returned if purchase and sale is not consummated by the closing date.

Agreed and Accepted by:


/s/ Edward Ting                          4-14-1999
-------------------------------        ------------
Edward Ting, Seller                    Date

/s/ William R. Ponsoldt   Agent          4-14-99
-------------------------------        ------------
William R. Ponsoldt, Buyer             Date